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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                AMENDMENT NO. 1
                                       TO

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 GRIST MILL CO.
                                (Name of Issuer)

                         INTERNATIONAL HOME FOODS, INC.
                           IHF/GM HOLDING CORPORATION
                         IHF/GM ACQUISITION CORPORATION
                                   (Bidders)

      COMMON STOCK, $0.10 PAR VALUE (AND ASSOCIATED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   398629204
                     (CUSIP Number of Class of Securities)

                                M. KELLEY MAGGS
                         INTERNATIONAL HOME FOODS, INC.
                              1633 LITTLETON ROAD
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 359-9920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of the Bidders)

                                    Copy to:

                                A. WINSTON OXLEY
                            VINSON & ELKINS, L.L.P.
                           3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                                 (214) 220-7891

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                                EXPLANATORY NOTE

     On March 17, 1998, IHF/GM Acquisition Corporation ("Purchaser"), IHF/GM Holding Corporation ("Parent") and International Home Foods, Inc. ("IHF") initially filed their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"). As initially filed, the Schedule 14D-1 also constituted a Statement on
Schedule 13D (the "Schedule 13D") of each of (i) Purchaser, (ii) Parent, (iii) IHF, and (iv) Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Fund"), (v) HM3/GP Partners, L.P. ("HM3"), (vi) Hicks, Muse GP Partners III, L.P. ("HM GP"),
(vii) Hicks, Muse Fund III, Incorporated ("Fund, Inc.") and (viii) Thomas O. Hicks. In connection with the joint filing of the Schedule 14D-1 and Schedule 13D each of the Fund, HM3, HM GP, Fund, Inc. and Mr. Hicks disclaimed that it is a "bidder" within the meaning of Schedule 14D-1.

     In response to the Commission's comments, in addition to the joint Schedule 14D-1 and Schedule 13D previously filed as described above, Purchaser, Parent, IHF, the Fund, HM3, HM GP, Fund, Inc. and Mr. Hicks have filed a joint Schedule 13-D (which is separate from the previously filed Schedule 14D-1) prior to the filing of this Amendment.

                                  TENDER OFFER

     IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of IHF/GM Holding Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), Parent and IHF hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 dated March 17, 1998 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been previously filed with the Securities and Exchange Commission, relating to the offer by Purchaser to purchase all outstanding shares of common stock ("Common Stock"), par value $0.10 per share, of Grist Mill Co., a Delaware corporation (the "Company"), including the associated stock purchase rights (the "Rights," and together with the shares of Common Stock, the "Shares"), at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 1998, and the related Letter of Transmittal (as each of such may be amended or supplemented from time to time). All capitalized terms shall have the meanings assigned to them in the Schedule 14D-1, as amended to date, unless otherwise indicated herein.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     Item 1(b) is amended to also incorporate by reference the information set forth under "Certain Conditions of the Offer", "Bylaw Amendment" and "HSR Act" of the Supplement dated April 2, 1998, to the Offer to Purchase (the "Supplement"), a copy of which is attached as Exhibit (a)(9).

ITEM 2. IDENTITY AND BACKGROUND.

     Item 2 is amended and restated as follows:

          "(a)-(d) and (g) This Statement is being filed by Purchaser, Parent and IHF. The information set forth on the cover page of, in the "Introduction" to, in Section 9, "Certain Information Concerning Purchaser, Parent and IHF," of the Offer to Purchase, and in Schedule I, "General Partners, Directors and Executive Officers of Purchaser, Parent, IHF, the Fund, HM3, HM GP and Fund Inc." to the Offer to Purchase is incorporated herein by reference. The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of Purchaser, Parent and IHF, the Fund, HM3, HM GP and Fund Inc. is set forth in Schedule I of the Offer to Purchase.

          (e) and (f) During the last five years, none of Purchaser, Parent, IHF, the Fund, HM3, HM GP, Fund Inc. and Thomas D. Hicks or, to their knowledge, any of the persons listed on Schedule I to the Supplement, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, or finding any violation of, federal or state securities laws.

          Items 2(a)-(d) and (g) are amended to also incorporate by reference the information set forth under "State of Incorporation" of the Supplement."

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is amended to also incorporate by reference the information set forth under Section 8 "Certain Information Concerning the Company" of the Offer to Purchase and Section 9 "Certain Information Concerning Purchaser, Parent and IHF" of the Offer to Purchaser. Item 3(b) is amended to also incorporate by reference the information set forth under "Projections", "HSR Act" and "State of Incorporation" of the Supplement.

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

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF BIDDERS.

     Items 5(a)-(e) are amended to also incorporate by reference the information set forth under "HSR Act" of the Supplement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is amended to also incorporate by reference the information set forth under "HSR Act" of the Supplement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is amended to also incorporate by reference the information set forth under "HSR Act" and "State of Incorporation" of the Supplement.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Item 9 is amended to also incorporate by reference the information under "State of Incorporation" of the Supplement.

ITEM 10. ADDITIONAL INFORMATION.

     Items 10(b), (c) and (d) are amended to also incorporate by reference the information set forth under "Settlement of Litigation" of the Supplement. Items 10(d) and (e) are amended to also incorporate by reference the information set forth under "Certain Legal Matters" of the Supplement.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is amended to add the following exhibits:

          (a)(9) Supplement Dated April 2, 1998, to Offer to Purchase dated March 17, 1998.

          (a)(10) Text of Press Release, dated April 2, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998                        IHF/GM ACQUISITION CORPORATION

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            IHF/GM HOLDING CORPORATION

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            INTERNATIONAL HOME FOODS, INC.

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            HICKS, MUSE, TATE & FURST EQUITY
                                            FUND III, L.P.

                                            By: HM3/GP Partners, L.P.

                                            By: Hicks, Muse GP Partners III,
                                            L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            By: HM3/GP PARTNERS L.P.

                                            By: Hicks, Muse GP Partners III,
                                            L.P.

                                            By: Hicks, Muse Fund III,
                                            Incorporated

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            HICKS, MUSE GP PARTNERS III, L.P.

                                            By:Hicks, Muse Fund III,
                                               Incorporated

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            HICKS, MUSE FUND III, INCORPORATED

                                            By:     /s/ ANDREW S. ROSEN
                                              ----------------------------------
                                              Name: Andrew S. Rosen
                                              Title: Vice President

                                            THOMAS O. HICKS

                                            By:     /s/ THOMAS O. HICKS
                                              ----------------------------------
                                              Name: David W. Knickel
                                              Title: Attorney-in-Fact

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        *(a)(1)          -- Offer to Purchase, dated March 17, 1998.
        *(a)(2)          -- Letter of Transmittal
        *(a)(3)          -- Notice of Guaranteed Delivery.
        *(a)(4)          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
        *(a)(5)          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
        *(a)(6)          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        *(a)(7)          -- Form of Summary Advertisement, dated March 17, 1998.
        *(a)(8)          -- Text of Press Release, dated March 11, 1998.
        +(a)(9)          -- Supplement dated April 2, 1998, to Offer to Purchase
                            dated March 17, 1998.
        +(a)(10)         -- Text of Press Release, dated April 2, 1998.
        *(b)(1)          -- Credit Agreement, dated as of November 1, 1996, as
                            amended and restated as of November 21, 1997, among IHF,
                            the several banks and other financial institutions or
                            entities from time to time parties thereto, Morgan
                            Stanley Senior Funding, Inc., as documentation agent,
                            Bankers Trust Company, as syndication agent, and The
                            Chase Manhattan Bank, as administrative agent, for the
                            lenders thereunder.
        *(b)(2)          -- Waiver No. 1, dated February 18, 1998, with respect to
                            the Credit Agreement.
        *(c)(1)          -- Agreement and Plan of Merger, dated March 10, 1998, among
                            Purchaser, Parent, IHF and the Company.
        *(c)(2)          -- Stockholder Agreement, dated March 10, 1998, among
                            Purchaser, Parent, the Company and the Selling
                            Stockholder.
        *(c)(3)          -- Form of Option Surrender Agreement, Release and Waiver
                            dated March 10, 1998, among the Company and holders of
                            options to acquire shares of the Company's Common Stock.
        *(c)(4)          -- Employment and Noncompetition Agreement, dated March 10,
                            1998, between IHF and the Selling Stockholder.
        *(c)(5)          -- Confidentiality Agreement, dated as of February 2, 1998, between IHF and the Company.
        *(c)(6)          -- Confidentiality Agreement, dated as of February 9, 1998, between IHF and the Company.
        *(c)(7)          -- Standstill Agreement, dated as of March 10, 1998, between
                            IHF and the Company.
            (d)          -- None.
            (e)          -- Not applicable.
            (f)          -- None.
           *(g)          -- Power of Attorney for Thomas O. Hicks.
           *(h)          -- Joint Filing Agreement, dated March 16, 1998, among
                            Purchaser, Parent, IHF, the Fund, HM3, HM GP, the Fund,
                            Inc., and Thomas O. Hicks.

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* previously filed

+ filed herewith